SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  MAY , 2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   May 25, 2004                         By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         May 25, 2004

3.       NEWS RELEASE

         A press release dated May 25, 2004 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         Please see attached news release.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see attached news release.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Joseph Grosso
         President & CEO
         Phone:  (604) 687-1828

9.       DATE OF REPORT

         May 25, 2004.


                                                  /s/ Joseph Grosso
                                                  ------------------------------
                                                  Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------


NEWS RELEASE                                                        MAY 25, 2004

                   SNOWDEN REPORTS OVER 200 MILLION OUNCES OF
                     CONTAINED SILVER AT IMA'S GALENA HILL


IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce that Snowden Mining Industry Consultants Inc. has completed a resource estimation at Galena Hill, the first systematically drilled target on the 100% owned Navidad Project. Highlights include:


Indicated Resource
------------------
         207 MILLION OUNCES OF SILVER AND 1.1 MILLION TONNES OF LEAD at a 50 g/t silver equivalent1cut-off grade.

         Including:
         117 MILLION OUNCES OF SILVER AND 495,047 TONNES OF LEAD at a 300 g/t silver equivalent1cut-off grade.

Inferred Resource
-----------------
         36 MILLION OUNCES OF SILVER AND 56,776 TONNES OF LEAD at a 50 g/t silver equivalent1cut-off grade.


This resource includes only the Galena Hill deposit and portions of the adjacent Connector zone, and does not include known and interpreted mineralization at Navidad Hill, Barite Hill, Calcite Hill, or along the Esperanza Trend. Drill crews have now started an 8-10,000 metre Phase II drill program that will target new zones outside the Galena Hill deposit.

Using assays from the 37 drill holes at Galena Hill (of 53 holes drilled to date totaling 8,853 metres), Snowden Mining Industry Consultants Inc. (Neil Burns, M.Sc., P.Geo., Independent Qualified Person, as defined by National Instrument 43-101) has reported a block model resource estimate based on a cut-off grade of 50 g/t silver equivalent (see note 1 below for details of AgEq calculation). At this cutoff, the estimated mineral resource at Galena Hill is 63.6 M TONNES AT 101 G/T SILVER (2.95 OZ/T) AND 1.76% LEAD IN THE INDICATED CATEGORY AND 16.9 M TONNES AT 66.5 G/T SILVER (1.94 OZ/T) AND 0.3% LEAD IN THE INFERRED CATEGORY.

In addition to the silver and lead values, subordinate copper and zinc is present in the Galena Hill Deposit (complete details are available on IMA's website at www.imaexploration.com). Given the large size and near-surface distribution of mineralization, it is anticipated that this resource could be extracted by low cost bulk mining methods.

IMA Exploration Inc.
May 25, 2004
Page 2


Indicated Resources at Galena Hill:

                                                                                        CONTAINED       CONTAINED
    CUT-OFF       TONNES       SILVER      SILVER      LEAD       COPPER      ZINC        SILVER           LEAD
  (G/T AGEQ)1   (MILLIONS)     (G/T)       (OZ/T)       (%)        (%)         (%)     (MILLION OZS)     (TONNES)

      300          13.2         277         8.09       3.76        0.07       0.37          117           495,047
      100          38.8         149         4.35       2.40        0.04       0.22          186           932,653
      80           48.2         127         3.71       2.11        0.04       0.23          197         1,018,742
      50           63.6         101         2.95       1.76        0.03       0.24          207         1,117,720
      40           78.2          85         2.48       1.52        0.02       0.23          213         1,186,926


Inferred Resources at Galena Hill:

                                                                                        CONTAINED       CONTAINED
   CUT-OFF       TONNES       SILVER      SILVER       LEAD      COPPER      ZINC         SILVER           LEAD
 (G/T AGEQ)1   (MILLIONS)     (G/T)       (OZ/T)       (%)         (%)        (%)      (MILLION OZS)     (TONNES)
     300           0.1         221         6.45        4.6        0.06       0.48             0.6           3,290
     100           4.6         118         3.45        0.6        0.05       0.11            18            26,085
      80           7.5          95         2.77        0.5        0.03       0.16            23            34,491
      50          16.9          67         1.94        0.3        0.03       0.12            36            56,776
      40          28.6          49         1.43        0.3        0.02       0.13            45            91,912


At a higher cutoff grade of 100 g/t silver equivalent1, the block model reports Indicated resources of 38.8 M TONNES AT 149 G/T SILVER (4.35 OZ/T) AND 2.4% LEAD AND 4.6 M TONNES AT 117.8 G/T SILVER (3.44 OZ/T) AND 0.6% LEAD of Inferred resources. It is important to note that at higher cutoff grades (such as 100 g/t) the total contained silver drops only marginally (207 million ounces at 50 g/t cutoff vs. 186 million ounces at 100 g/t cutoff in the indicated category).

Also notable in the block model is the presence of a central, near-surface core of higher grade mineralization. At a cutoff of 300 g/t silver equivalent1, Indicated resources of 13.2 M TONNES AT 277 G/T SILVER (8.09 OZ/T) AND 3.76% LEAD are present, predominantly in the area of drill holes 14, 21, 22, 42, and
52. It is anticipated that this higher-grade core will substantially improve the economics of the Galena Hill Deposit.

Metallurgical test work is currently underway on four composite samples of representative mineralization from the Galena Hill Deposit. Results of this work will be released once IMA has received a final report from Hatch Consultants Inc., who are overseeing all aspects of the metallurgical testing program.

The Company's exploration activity is focused on the Navidad claims and on continuing quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/S/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

IMA Exploration Inc.
May 25, 2004
Page 3


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 19

Notes:
1. Silver equivalent calculated using US$5.50/oz silver, $0.30/lb lead, $1.10/lb copper, and $0.40/lb zinc. (AgEq = Ag + (%Pb*10,000/242.5) +
         (%Cu*10,000/66.1)  +  (%Zn*10,000/181.9).  Equal recoveries and smelter payables for all elements were assumed for the purposes of this calculation.
2. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
3.       Resource  categories   (indicated  and  inferred)  used  here  and  the
         preparation of this resource estimate conform to Industry Best Practices standards as set out by National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Standards on Mineral Resources and Reserves".
4. Maps and cross sections depicting the Galena Hill deposit are available on IMA's website (www.imaexploration.com). 5. A NI 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by
         Security Commission regulations. A separate NI 43-101 report by Dr. Paul G. Lhotka documenting the drilling program, methods and results has also been filed on SEDAR.
6. An `Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
7. An `Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.